RICHMONT MINES INC.

ANNUAL INFORMATION FORM

2004

March 31, 2005

TABLE OF CONTENTS

TERMINOLOGY				1
DEFINITIONS				1
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS				2
I.	INCORPORATION			3
II.	GENERAL DEVELOPMENT OF THE BUSINESS			3
	1. General			3
	2. Three-Years History			3
	3. Trends 2005			4
	4. Risks Associated with the Mining Industry			4
	4.1	Speculative Nature of the Mining Industry		4
	4.2	Mining Risks		4
	4.3	Fluctuations in Gold Prices and Currencies		5
	4.4	Exploration and Development Risks		5
	4.5	Laws and Regulations		5
III.	NARRATIVE DESCRIPTION OF THE BUSINESS			6
	1. Quebec Division			6
	1.1	Beaufor Mine		6
		1.1.1	Property Description and Location	6
		1.1.2	Accessibility, Climate, Local Resources, Infrastructures and Physiography	6
		1.1.3	Geological Setting	7
		1.1.4	Mineralization	7
		1.1.5	Exploration Work	7
		1.1.6	Sampling Methodology	8
		1.1.7	Sample Preparation, Analyses and Security	8
		1.1.8	Integrity and data base audit	8
		1.1.9	Adjacent Properties	9
		1.1.10	Mineral Processing	9
		1.1.11	Mineral Resource and Mineral Reserve Estimates	9
		1.1.12	Summary of Production	12
	2. Newfoundland Division			12
		2.1.1	Property Description and Location	12
		2.1.2	Summary of Production	13
	3. Exploration Properties			13
	3.1	General		13
	3.2	East Amphi Property		14
		3.2.1	Property Description	14
		3.2.2	Physiography and Climate	15
		3.2.3	History	16
		3.2.4	Geology	16
		3.2.5	Mineralization	18
		3.2.6	Mineral Resources Estimates	19
		3.2.7	Environmental Considerations	20
	3.3	Island Gold Property		20

			3.3.1 Property location and claims status	20
			3.3.2 Agreements summary	20
			3.3.3 Environmental and permitting status	21
			3.3.4 Exploration history	21
			3.3.5 Geology and mineralization	21
			3.3.6 Metallurgy	22
			3.3.7 Mineral resources	22
			3.3.8 Exploration potential	24
			3.3.9 Plan work for 2005	25
		3.4	Table of reserves and resources	26
	4.	Other Aspects of the Business		27
		4.1	Gold Marketing and Sales	27
		4.2	Environment	28
		4.3	Employees	29
IV.	CONSOLIDATED FINANCIAL INFORMATION			29
	1.	For the Last Three Fiscal Years		29
	2.	For the Last Eight Quarters		30
	3.	Dividend Policy		30
V.	CAPITAL STRUCTURE			30
VI.	MARKET FOR STOCK TRADING			32
VII.	DIRECTORS AND OFFICERS			33
VIII.		LEGAL PROCEEDINGS		34
IX.	REGISTRAR AND TRANSFERT AGENT			34
X.	MAJOR CONTRACTS			34
XI.	ADDITIONAL INFORMATION			34

TERMINOLOGY

Unless otherwise specified, all the unit measures used in this report are expressed according to the metric system. The most commonly used conversion factors and their respective abbreviations are shown below :

1 troy ounce (oz) = 31.1035 grams (g)
1 tonne (t) = 1.1023 short ton (2,000 lbs)
1 metre (m) = 3.28 feet

Au: gold
g/t: gram per tonne
ha: hectare
NSR: Net Smelter Return
t/d: tonnes per day

DEFINITIONS

Mineral Reserve

Mineral reserves are sub-divided in order of increasing confidence into probable Mineral Reserves and Proven Mineral Reserves. A probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a measured or indicated Mineral Reserve demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Probable Mineral Reserve

A probable Mineral Reserve is the economically mineable part of an indicated mineral resource and, in some cases, a measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resource

Mineral resources are sub-divided in order of increasing confidence into inferred, indicated and measured categories. An inferred Mineral Resource has a lower level of confidence than that applied to an indicated Mineral Resource. An indicated Mineral Resource has a higher level of confidence than an inferred Mineral Resource but has a lower level of confidence than a measured Mineral Resource. A Mineral Resource is a concentration or occurrence or natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form end quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A measured Mineral Resource is that part of a Mineral Resource for which quantity, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground working and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An indicated Mineral Resource is that part of a Mineral Resource for which quantity, densities, shape, and physical characteristics, can be estimated a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, pits, underground workings and drill holes that are spaced closely enough for geological and grade continually to be reasonable assumed.

Inferred Mineral Resource

An inferred Mineral Resource is that part of a Mineral Resource for which and grade can be estimated on the basic of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continually. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, US exchange rate, grade of ore mined and unforeseen difficulties in mining operations, which would affect revenues and costs of production. Other factors that could affect actual results are uncertainties regarding government regulations. Other risks may be detailed from time to time in Richmont Mines' annual and periodic reports.

I. INCORPORATION

Richmont Mines Inc. ("Richmont Mines" or the "Company") was incorporated pursuant to Part 1A of the Companies Act (Quebec), on February 12, 1981, under the corporate name of Ressources Minières Rouyn Inc. By certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, the Company's articles were amended to change its corporate name. The head office, principal place of business of the Company, is located at 110 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2. The common shares of Richmont Mines are listed and posted for trading on The Toronto Stock Exchange and the American Stock Exchange under the symbol "RIC".

Richmont Mines holds 70% of all voting shares of Louvem Mines Inc. (Louvem), a corporation incorporated under the Companies Act (Quebec). The core asset of Louvem is its interest in the Beaufor Mine, a 50%-50% joint venture between Louvem and Richmont Mines. Furthermore, Richmont Mines holds all voting shares of Camflo Mill Inc., a corporation incorporated under the Canada Business Corporations Act.

II. GENERAL DEVELOPMENT OF THE BUSINESS

1. General

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Company began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

2. Three-Years History

In Quebec, Richmont Mines acquired a 50% interest in the Beaufor Mine in April 2001 and became the operator. The work required to secure the mine was initiated in July 2001 and commercial production began at the beginning of January 2002, thus replacing the supply of ore lost when the Francoeur Mine ceased its operations in November 2001. Over the year 2002, Richmont Mines didn't complete any significant acquisition or disposition.

In September 2003, Richmont Mines invested $1 million in Patricia Mining Corp. for an option to acquire a 55% undivided interest in the Island Gold project, located 15 kilometers from Dubreuilville in northeastern Ontario. Richmont Mines' investment was used to finance a portion of a $3 million exploration program involving surface drilling, the dewatering of the access ramp, and the lateral and vertical underground infrastructures. Work was completed in September 2004.

On December 3, 2004, Richmont Mines exercised its option to acquire a 55% interest in the Island Gold project. Patricia Mining Corp. continued to serve as manager during a transition period, after which Richmont Mines assumed responsibility for operations on January 1, 2005.

In December 2003, Richmont Mines acquired the East Amphi property, located near Malartic, in Abitibi, for a cash amount of $7 million Canadian, thus committing itself to completing a $6 million exploration program on this property by December 31, 2004. The work was conducted during the course of the year 2004 and details are presented in Section III, "Description of the Company's Activities", under Subsection 3.2, "East Amphi Property".

3. Trends 2005

In 2005, Richmont Mines expects to produce 60,000 ounces of gold at a cash cost of approximately US$300 per ounce. Approximately 54,000 ounces will come from the Beaufor Mine and 6,000 ounces from the East Amphi property, which may be able to go into production in the fourth quarter of 2005 if a favourable decision to put it into production is made as expected by the end of June 2005. This reduction in production of approximately 9,000 ounces compared with 2004 reflects a transitional period in which Richmont Mines will maintain its operations at the Beaufor Mine while making major investments in exploration.

Given the anticipated ongoing increase in the market price of gold, Richmont Mines can expect good results for 2005. In order to ensure its future growth and thus become an intermediate gold producer, the Company intends to pursue strategic exploration on its properties in 2005. Richmont Mines forecasts a budget of more than $20 million for exploration at all of its properties. The East Amphi project will receive an investment of $10 million, while investments in the Island Gold property will total $8 million. In addition, $1.5 million will be invested in the Beaufor Mine. Richmont Mines will also invest $0.5 million in the Valentine Lake property, the Company's primary target of exploration in Newfoundland, in order to expand its inferred resources and thus attain a critical mass that will enable it to determine whether or not the project could be economically feasible. The Company plans to finance these expenditures with cash on hand and cash flow from operations but may also resort to various sources of financing if it deems such a move appropriate.

Richmont Mines' production should begin to grow in 2006, when the Beaufor and East Amphi mines will each have been in commercial production for a full year. Furthermore, Richmont Mines' gold production can be expected to increase if the Island Gold project goes into production in the same year.

4. Risks Associated with the Mining Industry

4.1 Speculative Nature of the Mining Industry

The mining industry is intensely competitive and Richmont Mines competes with many companies possessing greater financial resources and technical facilities.

The market price of precious metals and other metals is volatile and cannot be controlled. If the price of precious metals should drop significantly, the economic prospects of operations in which Richmont Mines has an interest could be significantly reduced or rendered uneconomic.

There is no assurance that Richmont Mines' mineral development and exploration activities will be successful.

4.2 Mining Risks

The mining operations of Richmont Mines are subject to the risks normally encountered in the mining business. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions are involved in the drilling and mining of ore. The processing of ore may subject Richmont Mines to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont Mines may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or for other reasons.

The ore reserves presented in this Annual Information Form are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

4.3 Fluctuations in Gold Prices and Currencies

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company's control, such as changes in investment trends and international monetary systems, political events and changes in the supply and demand for gold on the public and private markets.

Furthermore, since gold price is established in US dollars, a significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect Richmont Mines' results with respect to the sale of gold.

As at December 31, 2004 and 2003, Richmont Mines had no gold hedging contracts and no US dollar exchange contracts for the coming year.

4.4 Exploration and Development Risks

Mining exploration and the development of mineral deposits involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. The exploration process generally begins with the identification and appraisal of mineral prospects. Substantial expenditures may be required in an attempt to establish ore reserves through drilling and other techniques, to develop metallurgical processes to extract metals from ore and to construct mining processing facilities at the site chosen for mining. No assurance can be given that current exploration programs will result in any commercial mining operation.

4.5 Laws and Regulations

The Company's mining operations and exploration activities are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies.

The Company believes that it is in substantial compliance with all current laws and regulations material to its activities. However, changing government regulations may have an adverse effect on the Company.

III. NARRATIVE DESCRIPTION OF THE BUSINESS

1. Quebec Division

1.1 Beaufor Mine

1.1.1 Property Description and Location

i) Location

The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière and Courvan, are located approximately 27 kilometers to the northeast of the town of Val-d'Or, in the Abitibi-Est county, Province of Quebec.

ii) Description of Mineral Rights

The property includes the mineral reserves and resources of the Beaufor Mine consisting of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are made of two mining leases, one mining concession and 23 claims for a total area of 591 ha. The Courvan project and Perron blocks 2 and 3 form another group of mining titles with high economic potential but currently presenting no mining activities. This group consists of two mining concessions and 64 claims for a total area of 1,255 ha.

iii) Ownership of Mineral Rights

All the mining titles of the Beaufor property are jointly held by Richmont Mines (50%) ("the operator") and by Louvem (50%). Richmont Mines holds 70% of the shares of Louvem.

iv) Mineral Royalties

All the properties jointly held by Richmont Mines and Louvem are subject to the payment of royalties and financial contractual obligations. The details can be found in the Technical Report of the Beaufor Mine (43-101), pages 5 and 6.

v) Environmental Obligations

Approximately 75% of the development waste material is hoisted from the underground mine to the surface and placed on a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

There is presently no indication that the groundwater level could adversely be affected by the mining operations.

1.1.2 Accessibility, Climate, Local Resources, Infrastructures and Physiography

i) Access

The mine can be accessed from the main road 117, going East from Val-d'Or to the Perron road and then north bound towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d'Or to Val-Senneville, and going south on the Paré road to the Perron village.

A railroad is located a few kilometers to the south of the property.

The population of the town of Val-d'Or is approximately 32,500 people according to latest Canada Census in 2001. This town is accessible from the national road network and commercial flights are available daily at the local airport.

ii) Climate

According to meteorological data covering a period of 30 years, the average temperature in the month of January is -17.2oC while July's average mean temperature is +17.2oC.

iii) Local Resources

The local manpower is well trained. Since the mining town of Val-d'Or is very active, it is generally easy to recruit and keep a mining workforce. Professionals, engineers, geologists and technicians are usualy also well trained and available.

iv) Infrastructures

Two mine shafts are located on the Beaufor property, the old Perron shaft No. 5 presently used for hoisting and the Pascalis shaft, used as the ventilation air intake shaft.

A series of buildings comprising warehouses, workshops, offices, etc. are used to service a workforce of about 123 employees and approximately 25 contractuals as of December 31, 2004.

v) Historical

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at Beaufor Mine for reasons of risk instability of the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis and Colombière properties to Richmont Mines Inc. for an amount of 1.8 million dollars. In September 2001, Richmont Mines has undertaken construction work to secure the crown pillar and commercial production resumed at Beaufor Mine jointly with Louvem in January 2002.

1.1.3 Geological Setting

i) Regional geology

The mining town of Val-d'Or is located in the South-East of the Abitibi greenstone belt formed of archean volcanic and sedimentary rocks from the Superior Province. The mining town of Val-d'Or belongs to the Malartic group corresponding to a volcanic pile including ultramafic, basaltic and rhyolitic flows.

ii) Beaufor Mine geology

The Beaufor, Perron and Pascalis properties belong to the same gold bearing hydrothermal system with a similar geometry. Gold mineralization occurs in veins associated with shear zones moderately dipping south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The Beaufor deposit is included in the Bourlamarque granodiorite and is limited by the Perron fault in the north and by the south fault in the South. The faults strike East-West and dip 80o to the north and 60o to 70o to the south respectively. The gold bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold bearing veins. The eastern contact between the batholith and the volcanic rocks forms the eastern limit of the Beaufor deposit and gently dips to the east.

1.1.4 Mineralization

The gold mineralization of the Beaufor Mine lies within a complex network of veins intersected by late faults associated with a regular shear grid. This network of veins is one of the most complex in the Val-d'Or district.

1.1.5 Exploration Work

i) Recent work in 2003, 2004

In 2003, a total of 23,800 meters of diamond drilling, including 8,800 meters for definition and 15,000 meters for exploration, was carried out from underground workings. In addition, an amount of 2,400 meters have been drilled from the surface. The overall cost of the exploration work for 2003 exceeds 1.2 million dollars.

In the course of the year 2004, an amount of $980,166 was invested in exploration to carry out 231 meters of drifts, 11,793 meters of underground drilling and 1,603 meters of surface drilling.

Richmont Mines expects to invest $3 million, evenly distributed, in the completion of the drilling of several targets for exploration and in underground development and the purchase of equipment.

ii) Methodology and Planning

Most of the drill holes are planned on vertical cross-sections in order to undercut at right angles the shear veins.

The drilling program is sub-divided into two main categories as follows:

  Exploration drilling using a 60 meters by 60 meters grid;
  Definition drilling based on a 20 meters by 20 meters grid.

iii) Recoveries

The core recovery is better than 95%, including the fault zones where the RQD is more than 75%. The ore recovery, with a rate of above 90% in the mineralized zones in the definition drilling, is high.

iv) Geology and analysis

A detailed description of the drill cores is logged by experienced and highly competent personnel as per established Beaufor Mine guidelines. A computerized log is prepared with the following information:

  Location of main and secondary units;
  Veins: mineralogy, attitude, thickness, type;
  Structures.

The drilling data is mainly used in the resource calculation.

1.1.6 Sampling Methodology

The sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples in the ore pass and in the car wagon are taken into account during the mineral reserve calculation. There is currently no face sampling "chips" at the Beaufor Mine.

1.1.7 Sample Preparation, Analyses and Security

There is no quality control program as such established at the Beaufor Mine for the shipment of drill core samples. Drill core samples are gathered in plastic boxes and collected daily by the laboratory. No check-sample, duplicates or blanks are inserted in the samples for analysis. Samples taken from development or stopes mining are not subject to quality control during shipment to the laboratory. Historical production and milling data indicate reliability of the laboratory results. When there is a doubt such as the location of a sample, the sampling number or any other anomaly, the data is not used for the resource calculation.

1.1.8 Integrity and data base audit

All the geo-scientific data collected at the Beaufor Mine are grouped into two main databases:

  All drilling data are input in an Access database developed and programed by Beaufor Mine personnel;
  All data related to resource calculation and mining reserve are gathered in Excel spreadsheets. Bench plan, cross-sections and longitudinal sections are produced by AutoCAD and managed by the Promine software.

Internal procedures have been prepared in order to validate the information in the databases. The entire work, all performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all database is restricted to selected personnel for complete integrity.

1.1.9 Adjacent Properties

Adjacent properties to the Beaufor Mine lie in a similar geological setting, with the exception of the eastern limit of the property where volcanic rocks from the Dubuisson formation can be found. These volcanic rocks also bear vein-type deposits but are of a different type. The Bourlamarque granodiorite batholith, host to the Beaufor deposit, can also be found to the north, south and west of the property.

1.1.10 Mineral Processing

The Beaufor Mine ore is trucked to the Camflo Mill located approximately 49 kilometers from the mine site. A contractor under a three-year contract carries out ore haulage. Camflo Mill Inc. is 100% owned by Richmont Mines. The Camflo Mill, with a rated capacity of 1,300 short tons per day, is a Merrill-Crow conventional type mill with crushing, grinding circuits and cyanidation using zinc powder gold precipitation method.

The historic average rate of recovery of the mill is 98.5% when Beaufor material is milled. No major operating problem was experienced at this mill nor is anticipated in the near future except for usual maintenance and repairs.

1.1.11 Mineral Resource and Mineral Reserve Estimates

Methodology and procedures for mineral resource and reserve estimates have been established by Beaufor Mine personnel. All estimates are performed under the direct supervision of the following qualified persons, as per the National Standard 43-101: Donald Trudel (chief geologist) and Marcel Beaudoin (chief engineer). Jules Riopel (Principal Geologist - Exploration) is also involved in the determination of mineral inventory.

The mineral resource estimate is carried out in accordance with the National Standard 43-101 recommendations and regulations. Mineral resource and reserve were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on August 20th, 2000.

The geologists have estimated the mineral resource per zone and per level following the usual naming practice and convention at Beaufor Mine:

  Zones: 18, 32, A, B, C;
  Levels: 10, 12, 15, 17, 20;
  Sub-levels: 20

i) Mineral Resource Estimation

The base data, factors and parameters used in the determination of the mineral resource are based on the knowledge of the Beaufor deposit as of December 31, 2004. These parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

ii) Mineral Resource Classification

The following descriptions present more detail about the resource classification at the Beaufor Mine.

iii) Measured Mineral Resource

At the Beaufor Mine, measured resources were confirmed by underground excavation and are extended over eight meters from these opening following the dip of the zone.

iv) Indicated Mineral Resource

At the Beaufor Mine, indicated resources are defined by drilling using a 20 meters by 20 meters grid.

v) Inferred Mineral Resource

At the Beaufor Mine, inferred resources are defined by drilling using a 60 meters by 60 meters grid or more.

Total resources at the Beaufor Mine as of December 31, 2004 were calculated as follow:

Resource Category	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Measured	54,000	6.27	10,900
Indicated	774,000	6.53	162,500

Total (measured and indicated)	828,000	6.51	173,400

Inferred	55,000	9.41	16,700

Tonnage and grades for the resources were not ajusted by factors related to dilution and mining recovery.

vi) Mineral Reserve Estimate

General

The database and the parameters used to estimate the mineral reserve are based on past mining experience and knowledge to the current situation as of December 31, 2004. For instance, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2004. All the factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of mineral resources to reserves is based on economic calculation with the level of accuracy of a feasibility study done by engineers of Beaufor Mine. As per National Instrument 43-101 rules, only mineral resources in the measured and indicated categories can be used to outline the estimate of mineral reserves.

The budget costs used in this economic study are based on actual and historic data of the mining operation and are updated based on experience and to reflect the changes in the prevailing economical situation. All standards generally accepted in the mineral industry as well as National Instrument 43-101 recommendations and ICM regulations for both mineral resource and reserve estimates have been fully applied in this study.

Estimation Parameters

The basis and the parameters used in the economic study for reserve estimation are given in the following sections.

Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at Beaufor Mine, which are rooms and pillars and long-holes.

The main criteria are as follows :

  No profit margin is built-in in the estimate;
  Differed or capitalized capital is not used;
  Only the gold price is taken into account in the economic calculation;
  The gold price is CAN$525/oz.

The results of the cut-off grade study by mining methods for both developed and un-developed underground working are listed in the following table:

Mining Methods	Workings	Cut-off Grade
		(g/t)
Room and pillar	Developed	6.31
Room and pillar	Un-developed	7.87
Long-holes	Developed	4.26
Long-holes	Un-developed	5.07

Mining Methods

The two major underground extraction methods currently used at Beaufor Mine are the room and pillar and long-holes methods:

Room and Pillar

  Geometry : stopes width from six meters to ten meters in the plane of the vein with in-stope pillars of three meters by three meters section or two meters long in the plane of the vein;
  Maximum vein dip : 40°
  Ore mining recovery: 80% used in the economic evaluation;

  Internal dilution : the ore block is designed with a true thickness of 2.2 meters to 2.4 meters. The drilling intersects are projected to the same lengths. The minimum mining width is 2.2 meters. The dilution grade is assumed to be 0 g/t Au.

  External dilution : an dilution amounting 5% at a grade of 0 g/t Au is added in the determination of the economic mineral reserves.

Long-Holes

  Geometry : maximum panel length of 40 meters;
  Minimum dip of vein: 45°
  Ore mining recovery : 100% for designed stopes with all recoverable pillars between stopes clearly identified during the process of mineral reserve estimation;
  Internal dilution : minimum mining width is three meters. The drilling intersects are projected to a minimum length of three meters;
  External dilution : a dilution rate of 15% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Operating Costs and Capital Expenses

Ounces of gold sold from the Beaufor Mine in 2004 was 52,623 compared to 55,774 in 2003. The production cash costs was $401 (US$308) compared with $344 (US$245) in 2003. This 17% increase in cost is primarily attributable to the 6% decrease in gold production and to a 9% decrease in gold grades. Capital expenses in 2004, which contributed principally to the development of the mine, are stable at $1.5 million compared with $1.26 million in 2003. For 2005, the Company expects that gold grade should be back close to what they were in 2003 for an estimated production of 54,000 ounces at a cash cost of $375 (US$300). The capital expenses should be maintain at approximately $1.5 million in 2005.

Reserve Classification

Descriptions with more details about classification of reserves at the Beaufor Mine are presented below:

Proven Mineral Reserve

The geologists and the mining engineers of Beaufor Mine have estimated the tonnage of mineral reserve in the Proven category based on an economic study in order to determine the economically mineable part of a Measured Mineral Resource. At the Beaufor Mine, proven reserves are based on ore blocks developed from drifts or raises up to a maximum of eight meters from these workings. The level of accuracy of the economic evaluation is for a feasibility study.

Probable Mineral Reserve

The mineral reserve estimate in the Probable category has been based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, probable reserves extend to a maximum of ten meters from drilling data. In the advent of drilling intersections of more than three meters length, reserves can be projected by a multiple of five meters to a maximum of 30 meters. Dilution and mining recovery rates are included in the reserve calculation.

Beaufor Mine

Gold Reserves as at December 31, 2004

Categories of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	165,000	6.98	37,000
Probable	500,000	8.66	139,000
Total (proven + probable)	665,000	8.24	176,000

1.1.12 Summary of Production

		Year ended	Year ended		Year ended
	December 31, 2004		December 31, 2003		December 31, 2002

Revenues		28,088,714		28,942,244		26,803,819

Tonnes processed		266,793		255,845		194,847
Grade (g/t)		6.22		6.87		8.77
Gold recovery (%)		98.6		98.7		99.0
Recovered grade (g/t)		6.13		6.78		8.68
Ounces sold		52,623		55,774		54,374

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	308	401	245	344	163	256
Depreciation and depletion	12	16	10	14	24	38

Total	320	417	255	358	187	294

Average price obtained per ounce	410	534	370	518	309	485

2. Newfoundland Division

2.1 Hammerdown Mine

2.1.1 Property Description and Location

The Hammerdown Mine is located near King's Point in northeast Newfoundland and includes claims block 3498 and mining lease 153, covering an area of 96 hectares.

Richmont Mines's purchased a 100% interest in the Hammerdown property in Newfoundland in March 2000 for $6 million, $5.4 million of which was paid in cash. Following the completion of this development work, the Hammerdown Mine started up in July 2001.

In 2004, production reached 14,985 ounces of gold. Exploration did not lead to the identification of new reserves, and therefore Richmont Mines closed the mine down. Work to restore the site, at a cost of $188,037 that was charged to the provision already reported, was begun in the second quarter of 2004. All of the buildings and equipment were removed, the site was secured, and revegetation carried out. In February 2005, Richmont Mines received a letter from the relevant authorities that confirmed that the work had been completed in accordance with the law.

2.1.2 Summary of Production

		Year ended		Year ended		Year ended
	December 31, 2004		December 31, 2003		December 31, 2002
Revenues		8,892,302		19,161,286		23,011,263
Tonnes processed		40,058		87,659		94,495
Grade (g/t)		13.24		13.60		16.40
Gold recovery (%)		97.3		96.9		96.9
Recovered grade (g/t)		12.88		13.17		15.9
Ounces sold		16,584		37,118		48,316

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	251	326	230	323	159	251
Depreciation and depletion	104	135	72	101	55	86

Total	355	461	302	424	214	337

Average price obtained per ounce	410	534	370	518	309	485

3. Exploration Properties

3.1 General

Richmont Mines owns or holds interests in many mining properties at different stage of exploration. Richmont Mines 2004 annual report presents details on all of these properties in the section "Exploration" at pages 7 and 8 and under the heading "Summary of operation and financial results for 2004" of the Management's discussion and analysis. The following table outline Richmont Mines' interest in these exploration properties as at December 31, 2004.

Property	Year of acquisition	Number of claims	Participation(1)

Quebec
East Amphi	2003	30	100%
Francoeur	1992	13	100%
Monique	1994	21	81% by Louvem
Wasamac	1988	3 mining concessions	100%
Newfoundland
Valentine Lake	2003	443 claims + 2 « Reid Lots »	Option for 70%
Ontario
Island Gold	2003	286	Option for 55%
Sewell	2002	6	100%
Cripple Creek	2002	55	100%

(1) The Company is subject to pay royalties if some of these properties are brought into commercial production.

The following table presents Richmont Mines' exploration and evaluation of projects expenses in 2002, 2003 and 2004 and the budgeted amounts for 2005.

	2002	2003	2004	2005
			$	$
				Estimated
Quebec
Beaufor Mine	808,244	1,221,682	980,166	1,500,000
East Amphi	-	52,997	11,535,297	12,000,000
Francoeur Mine	2,331,734	1,776,152	10,864	-
Monique	-	-	270,047	-
Wasamac	29,412	551,320	290,982	100,000
Newfoundland
Hammerdown Mine	384,595	718,609	248,109	-
Valentine Lake	-	33,649	1,025,491	500,000
Ontario
Island Gold	-	86,822	359,567	8,800,000
Sewell and Cripple Creek	-	4,006	253,443	150,000

Other properties	20,008	116,430	42,304	-
Evaluation of projects	153,607	312,036	474,358	-
Crédit d'impôts	-	(1,194,599)	(1,511,095)	(2,800,000)

	3,727,600	3,679,104	13,979,583	20,250,000

3.2 East Amphi Property

In 2004, a $10.5 million investment allowed the Company to carry out a major exploration program on the East Amphi property. Over 2,100 meters were drilled to create an exploration ramp as well as bays, drifts and crosscuts. A total of 12,700 meters of surface drilling and 1,350 meters of underground drilling were completed. This led to the reassessment of the measured and indicated resources of this deposit, which now stand at 180,400 ounces of gold with an average grade of 6.05 grams per tonne, and of its inferred resources, which currently total 173,500 ounces of gold with an average grade of 5.72 grams per tonne.

Drilling is scheduled to continue until the end of June 2005, when the Company will decide if the East Amphi deposit will be brought into commercial production. If the decision is favorable, the information available at present indicates that production at the East Amphi mine could begin during the fourth quarter of 2005.

A major exploration program totalling $10 million will be carried out on the East Amphi Property during the year 2005. Set to run from January to September, the exploration program will aim to convert resources into reserves and to identify additional resources and reserves. The work will consist primarily of driving the ramp between levels 175 and 200, finishing the lateral extension of the two exploration drifts in the main deposit area and completing a major underground drilling program.

3.2.1 Property Description

Location and Access

The East Amphi property is located within the limits of the city of Malartic, some 30 kilometers to the west from the center of Val-d'Or. A gravel road of about two kilometers, bordering the Malartic-Fournière township line in an east-west direction allows easy access. The road leads to the old East Amphi Gold Mines shaft and the open pit, in the south-central part of the property, two kilometers west of the highway 117 which links Val-d'Or and Rouyn-Noranda.

Mining Claims

The property consist of 29 claims (943.43 hectares) and of a mining lease (ML #848 of 119.1 hectares). The property belongs to Richmont Mines Inc., who also holds contiguous mining claims (project #522). The property covers part of Rang I (lots 8 to 31 incl.) and part of Rang II (lots 16 to 20 incl.) in Malartic township. The surface rights are held by the Crown. This land is contiguous to the city of Malartic which is part of the Vallée de l'Or MRC (township regional municipality).

Royalty

McWatters Mining Inc. will be entitled to receive a 2% Net Smelter Returns royalty, applicable after 300,000 ounces of gold is produced from the East Amphi property. Richmont Mines has the option to purchase the 2% royalty for CAN$1.5 million at any time after the start of production.

Infrastructure

The area is well served with the existing infrastructure. The city of Malartic is located less than three kilometers east from the center of the mining property. The property is crossed by the TransCanada highway 117 from Val d'Or and Rouyn-Noranda.

The Camflo Mill is less than 16 kilometers of the property. A railroad line crosses the south west part of the property. Two 120 kV hydro lines linking the Cadillac and Malartic stations pass less than two kilometers north of the property and a 25 kV line, located 1.5 kilometers east of the property, could meet the energy requirements.

The city of Malartic gets its drinking water from Milhaut Lake (located four kilometers west of the mine site), which constitutes the head of the Malartic River. Water from the lake is pumped onto the gravel banks located some 1.2 kilometers north west of the property. It percolates through the soil and is re-pumped by two wells (six meters deep) and distributed by an aqueduct system. Therefore, the Company does not expect any effect on the Malartic drinking water source.

3.2.2 Physiography and Climate

The property is located in the low lands of the Abitibi which are part of the James Bay physiographic area. The East Amphi deposit is located in a very flat sector where swamps occupy the poorly drained zones. A few rocky hills, roughly oriented east-west, mark the area's southern and western territory.

The overburden on the site of the project consists of two major groups. The first is related to the last glaciation and includes the till covered by lake deposits. The second group corresponds to recent formations and includes organic matter (bog and marsh) as well as alluvial deposits associated with flood plains.

The project site is located in a major swamp for which the drainage is poorly defined. The swamp either drains towards the north in the direction of Lake Malartic through an unnamed brook, or it drains via the Malartic River into Lake Malartic, which is actually a widening of the Harricana River.

Most of the area affected by the project is either slightly wooded or clear of trees. A small wooded area close to the site is dominated by black spruce, which heights vary between 10 to 15 meters, and which has a density of 40 to 60%. No clearing will be required to carry out the project.

The average annual precipitation is some 954 mm and the most falls in September (some 102 mm). Snow falls between October and May with the most snowfall occurring between November and March. The average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d'Or is slightly above freezing namely 1.2 C. The average temperature for July reaches 17.1 C while in January the temperature falls to -17.0 C. The lowest temperature measured was -43.9 C and the highest temperature measured was 36.1 C. It freezes an average of 209 days per year. Between August and January, a southern wind is dominant while between February and July north-western wind is more frequent. The average velocity varies between 9 and 17 km/h.

3.2.3 History

The discovery of gold on the property was made by an independent prospector in 1923. East Amphi Gold Mines Ltd. became the owner in 1940 and carried out surface drilling between 1940 and 1945. At the beginning of 1946, the company considered the results from the surface drilling sufficiently positive to justify underground development. Following the sinking of a three compartment shaft to a depth of 155 meters, 1,490 meters of drifting and 415 meters of cross-cuts were excavated, on the -100 meters and -145 meters levels. The geological work in 1946, allowed the identification of six mineralized zones on the -100 level and one zone on the -145 meters level. In each case the gold was associated with porphyry dykes. Early in 1948, the mining industry went through a difficult period and East Amphi Gold Mines Ltd. announced its decision to suspend the underground activities.

In 1987-88 Breakwater Resources Ltd. carried out a surface drilling program in the mine area consisting of 56 diamond drill holes (for a total of 12,335 m) In 1988-89, the positive results of this program made them decide to undertake an underground exploration program. The former East Amphi Gold Mines shaft were dewatered and the underground openings were mapped and sampled. A total of 92 underground drill holes were drilled (for a total of 3,246 m). Additional surface drilling was carried out as well, in 1989 and 1990. A resource calculation was prepared in 1990 (758,015 tonnes of indicated resources with an average grade of 11.02 g/t).

In 1995 Placer Dome optioned the property and started an exploration program. Two surface diamond drilling program were done in 1995 and 1996. A resource calculation was carried out, based on their geological model (850,000 tonnes of indicated resources with an average grade of 8.11 g/t).

In 1998 McWatters bought the property and carried out a surface drilling program. Using this information and all other data, McWatters reviewed the geological interpretation, in particular the link between the work of Breakwater (which was concentrated around the east of the property), and the Placer Dome work (which was concentrated in the west of the property). Following this work, the zones were redefined and renamed for consistency. A new resource calculation was carried out resulting in an estimated 2.29 million tonnes of measured and indicated resources (cut-off grade of 3.0 g/t) with an average grade of 5.98 g/t.

In the winter of 1999, an additional surface drill holes were drilled to delineate and validate the portion of the indicated resources in the Zone B-West block which was planned to be mined as an open pit.

Two mineralogical studies were carried out on the East Amphi ore. One study took place in 1998 at the Centre de Recherche minérale du Québec where the distribution, association and liberation level of gold was examined, using granulometric and gravimetric separation. A second study was carried out in 1999 using macro and microscopic examinations.

McWatters also completed sampling and analytic studies to confirm the results of earlier studies made by Breakwater (1988) and Placer Dome (1995) in which it was shown that the East Amphi deposit and the surrounding host rocks are not acid generators.

Ore was excavated from an open pit from December 1998 to August 1999 and a total of 120,427 tonnes of ore was transported to the Sigma mill for treatment. Average diluted grade of the ore was 5.66 g/t, which correlated well with the reserve estimate.

3.2.4 Geology

Regional Geology

The East Amphi property is located in the Abitibi greenstone belt.

The property is located in the Piché Group volcanics, which are sandwiched between sedimentary rocks of the Cadillac Group to the north and of the Pontiac Group to the south. The Piché Group is of basaltic and ultramafic composition, consisting of massive and pillowed volcanic flows and related breccias.

The property straddles the major, regional Larder-Cadillac fault, which lies within the Piché Group, and follows its southern margin. The metavolcanics of this dominant stratigrafic unit form a thick band (450 to 1,000 meters) in a NW-SE direction. This unit which hosts the Cadillac tectonic Zone represent the most promising zone on the East Amphi property for hosting gold.

The Cadillac tectonic Zone, comprised of a series of shears, is about 50 to 350 meters wide and is situated in the lower sequence of the Piché Group. The rocks are intensely deformed and sheared with abundant talc-chlorite schists and minor diorite and feldspar porphyries.

To the South of the Cadillac fault, rocks of the Pontiac Group occur. These are predominantly sediments, mainly massive greywackes but with some intercalations of sandstone or siltstone, with occurrences of minor felsic intrusive rocks (granite) in the southern part of the property.

Local Geology

Five principal lithologies are observed on the property from North to South (Piché Group to Pontiac Group):

  Mafic Volcanics (North Contact)

Comprised principally of massive to occasionally pillowed basalts with inclusions of dykes of diorite, which form the northern margin of the Cadillac fault.

  Diorite-Gabbro Dykes (North Contact)

Diorite and/or gabbro dykes are included particularly in the mafic volcanites (south margin) and in the schists and rarely within the porphyry (following the northern border and occasionally the southern border).

These dykes often possess a moderate to high magnetism, and their thickness varies between 5 and 30 meters. Locally the thickness of the diorite/gabbro dykes may attain 50-90 meters . Gold values are generally associated with these diorite dykes. The importance of the dykes increases towards the west.

  Ultramafic Rocks (Cadillac Deformation Corridor)

The dominant lithology within the Cadillac fault is the talc-chlorite schist; the result of an intense deformation/alteration of an ultramafic protolith. There are abundant units of talc-carbonate (dolomite) and chlorite layers and quartz veins. Minor specks of pyrite occur in the unit. Chloritic schists are less voluminous and are usually situated within the diorite dykes. Basaltic flows are often observed within the talc-chlorite schists.

Within the East Amphi project area, the schist, comprising both the chlorite and talc-chlorite members, has an average thickness of some 60 meters and may attain up to 100 meters at depth.

Mineralized diorite dykes of variable thickness (1-20 meters) are often intersected in the talc-chlorite schists unit. These diorites are altered with biotites and carbonates and may be locally silicified. Small quartz veins are also found. The gold values are often associated with the presence of coarse pyrite.

  Porphyry Zone

This lithologic unit, which forms the footwall of the open pit in the B-1 Zone, is often the site of anomalous gold values to the north contact and has an average thickness of 100 meters in the center of the property. Low grade potential also exists in the center of the unit and close to the south contact, and occurs in metric bands attaining up to 500 meters in width.

A mass of feldspar porphyry is found within the southern border of the Cadillac fault Zone. This unit generally occurs as dykes and discrete bodies along the southern contact of the Cadillac shear and within the talc-chlorite schist. It is characterized by a massive, undeformed rock, (post-tectonic deformation), with a predominantly porphyritic texture (1-12 mm). The unit is often cut by mafic dykes and small quartz veins. Fine pyrite is disseminated in the matrix (trace to 5%).

  Sediments

This lithological unit consists of massive to rippled greywacke with silty to microsilty beds in places. The north contact with the porphyry is located some 200 meters south of the base line. This contact is irregular and volcanic and diorite bands and felsic dykes are often present.

3.2.5 Mineralization

The Cadillac Tectonic Zone, which crosses the ultramafic rocks of the Piché Group on the property, produced a gold bearing talc-chlorite schist unit into which the gold rich diorite dykes were injected. The two principal gold-bearing zones, the Zones A and B, were developed within this structural corridor. Other zones, the Zones P1 and P2 are located within the feldspar porphyry unit to the south. The Zone B-West, or the contact zone, is located at the north contact of the porphyry with the talc-chlorite schist. The principal zones have been traced over one kilometer east-west, 150 meters north-south and to 400 meters vertical depth. Structure and lithology act as strong controls on the mineralization. The altered and mineralized diorites are lenticular and boudinaged.

    Characteristics of Zones A and B (talc-chlorite schist corridor)

  The mineralization in Zones A and B is localized within the diorite dykes which are often biotized and pyritized (up to 5% coarse grained pyrite). These intrusives are lens shaped and boudinaged with thickness varying generally between 1 and 20 meters.

  The mineralization in Zones A and B also extends outwards into the schists and is associated with quartz veins, coarse pyrite and biotite alteration that is generally found around the edges of the intrusives, defining a mineralized envelope traceable over hundreds of meters strike and tens of meters wide.

    Characteristics of the Zones P1 and P2 (porphyry zones)

  Within the Zones P1 and P2, gold is generally associated with 5% pyrite disseminated within the porphyry and/or localized within millimetric microfractures, with quartz veins (1-2%), occasionally pyrite and molybdenite, and can also be associated on rare occasions with mafic dykes. The mineralization forms a series of narrow parallel bands separated by several meters which extend both laterally and vertically. Potassic alteration and silicification which are very common in the Malartic Camp, generally accompany the gold mineralization. While Zones P1 and P2 are more important in volume than Zones A and B, their gold grade is generally lower.

Generally the gold zones located within the diorite-schist have higher gold grade (5.0 - 8.0 g/tonne) that are wider but less continuous than the zones within the porphyry.

The porphyry zones generally cover a greater area though the individual lenses are thinner (1.5 to 8 meters) and contain gold grades in the order of 3.0 to 6.0 g/tonne, over a thickness which varies from one to ten meters, with an average of four meters.

3.2.6 Mineral Resources Estimates

i) Summary

Total resources at the East Amphi Property as of December 31, 2004 were calculated as follow:

Resource Category	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Measured	317,000	6.04	61,500
Indicated	610,000	6.06	118,900

Total (measured and indicated)	927,000	6.05	180,400

Inferred	943,000	5.72	173,500

Tonnage and grades for the resources were not adjusted by factors related to dilution and mining recovery.

ii) Resources calculation

The resource estimates were carried out in three steps:

  Review of geological model;
  Verification of the data base and
  Resource modeling.

The resource calculation was prepared by Christian Bézy (Senior Production Geologist) under the supervision of Jules Riopel (Principal Geologist - Exploration), which are qualified persons as stipulated by NI-43-101.

Geological Model

There are three main ore zones namely the A Zone, B Zone and the P Zone. Insufficient data for the P Zone is currently available to be included in the resource calculation. It should be noted that drill hole spacing varies, spacing is reduced at depth and westward, with some areas of scattered drilling and also some detailed underground drilling on two levels.

Verification of the Data Base

The database provided by McWatters was verified only for data entry errors and to measure the influence of anomalies such as high-grade samples and the nugget effect, typical of gold ores.

Most sample values are in the range of 0.5 to 3 g/t Au with a typical high-grade tail from 25 up to about 60 g/t Au, suggesting average grades between 4 and 6 g/t Au statistically for geological resources depending on the cut-off grade used.

Resource Modelling

A composite table of grades has been prepared for resource modelling on the basis of the current geological interpretation of each of the drilling sections, which are 10 meters apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for zones A and B. Each drilling section was projected onto the longitudinal sections, which made it possible to estimate the mineral resources.

    The following technical parameters were used:

  A cut-off grade of 3 g/t Au.

  A higher cut-off grade of 30 g/t Au was used in the calculation of average composite grades for Zone A, and a cut-off grade of 18 g/t was used for Zone B. These grades were established through a statistical study of the distribution of grades for each zone (95th percentile). The use of a higher cut-off grade has little impact on the final result but ensures that the weight of the extreme values is minimized. In fact, the East Amphi data contain few samples at an excessively high grade, as is sometimes the case at other gold-mining sites. Nevertheless, the procedure adopted gives a general assurance that the local assessments of grade and thickness reflect the results of drilling rather accurately.

  A minimum real thickness of 3 meters for future mining through a longitudinal long-hole method.

  A density of 2.8 t/m3.

Resource Classification

Measured resources: Blocks are considered to be measured resources if the dimension of the resources is smaller than 10 meters, corresponding to the space between drill holes less than 20 meters. In addition, the drill holes must be in tight clusters that yield similar results. Also, if work has been performed in the mineralized zone, underground or on the surface (open pit), to confirm the zone's location and grade, the resources that extend from these openings along the downdip of the mineralized body are considered to be measured resources.

Indicated resources: Blocks are considered to be indicated resources in a radius of 10 lateral meters and 20 vertical meters. In addition, the drill holes must be in tight clusters that yield similar results, with a distance between drill holes of 20 to 40 meters.

Inferred resources: Blocks are considered to be inferred resources when the drill holes are 40 to 60 meters apart and do not form a tight cluster.

3.2.7 Environmental Considerations

The plan to restore the East Amphi site was reviewed by an independent environmental firm. This review was filed with the Ministry of Natural Resources, Fauna and Parks of Quebec (MNRFP) and the Environment Ministry of Quebec (MENV) on October 19, 2004. We expect to receive their comments soon.

3.3 Island Gold Property

3.3.1 Property location and claims status

The Island Gold Project is located approximately 85 km by road of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville is approximately 15 km to the northwest of the Project. The Island Gold Project consists of 120 patented and leased claims totalling 1,735 ha and 48 staked claims totalling 6,001 ha.

Property	Number of claims	Area (ha)	Patricia Mining
			Ownership
Kremzar	19	364	100%
Lochalsh	27	424	100%
Goudreau	74	948	53,4%
Island Gold	166	2,657	100%

3.3.2 Agreements summary

Richmont Mines entered into an agreement with Patricia Mining Corp. (Patricia Mining or Patricia) on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of $1.0 million in common shares of Patricia Mining at $0.50 cents per share. This investment was used to partly finance a $3 million exploration program on the Island Gold project. On December 3, 2004, Richmont Mines has exercised its option to acquire a 55% interest in this project. Patricia Mining retained its role as project manager during a transition period, and Richmont Mines became project operator as of January 1, 2005.

3.3.3 Environmental and permitting status

Patricia has kept the mill on care and maintenance and has kept the certificate of approval, no. 4-105-86-876, in good standing. The existing Lochalsh and Kremzar closure plans will need to be updated if the joint venture decides to bring the mine into operation. N.A.R. Environmental Consultants inc. Has been retained to manage the environment reporting issues on Patricia Mining's behalf and has developed timelines and cost estimates to bring the permits to a fully operational mine status. Patricia reports that the permits to reopen the former Kremzar mine, including mining and milling operations have been maintained. Miller lake, west of the Kremzar mine, is a fully permitted tailing area presently capable of holding approximately two years of tailings. The tailings pond life could be extended for an additional 10 years by raising the dam height. The most important permit being maintained at this time is the ministry of the environment permit number 4-105-86-876 - permit to dispose of Kremzar Mill effluents. A closure plan for the Kremzar mine was filed with the ministry of northern development and mining (mndm) in 1998 by Patricia Mining and was approved. Patricia reports that financial assurance for the closure costs will be satisfied by payment of $10,000 cash, which has been paid, a collateral mortgage of $577,800 using the Kremzar Mill as security and a further letter of credit for $144,000 for the Lochalsh closure plan. Patricia Mining reports that there are no environmental issues on the property at this time.

3.3.4 Exploration history

In 1983, Canamax Resources Inc. (Canamax) and Algoma Steel Inc. (Algoma) formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1983, Canamax began to acquire claims through staking and purchase in southern finan township. In 1985, drilling by Canamax about two kilometers south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau lake deformation Zone (gldz). Detailed diamond drilling through 1987 and 1988 was used to define the higher-grade lenses, known as the Lochalsh, Island Gold, Shore, and Goudreau lake Zones. The Island Gold Zone is now referred to as the Island deposit. During 1989 and 1990, a 1,280 m long ramp was driven into the Island deposit beneath Goudreau lake from an adit on the north shore. Drifts and raises totalling 382 m were developed on two levels at depths of 125 m and 140 m below the Goudreau lake elevation at approximately 382 m. A 400 m drift was established north of the zone to provide stations for underground diamond drilling. Systematic chip and muck sampling was carried out on both levels. A bulk sample weighing 4,167 tonnes was extracted from the underground workings and processed at the Kremzar Mill. The bulk sample head grade was reported to be approximately 6.5 g/t Au, however, the final grade of the bulk sample is somewhat unclear due to uncertainty related to some of the mill samples, not taking inventory samples from the five leach tanks at the commencement of the test, and the relatively small size of the bulk sample. Also, the exact location from which the bulk sample was extracted from April 1996 to September 1997 is unknown. Patricia Mining completed 15,545 m of diamond drilling in 42 holes on the Island deposit and Lochalsh Zone. In November 1997, Patricia Mining retained Roscoe Postle Associates Inc. (RPA) to estimate the mineral resources contained in the Island deposit, Lochalsh Zone, and other mineralized zones. In 2000 and 2001, Patricia Mining drilled seven holes for a total of 1,317 m. These holes mainly targeted the North Shear Zone. In 2002 Kallio used a block model based on an open pit mining concept to estimate the Island Gold project mineral resource. The block model covered a large area that included the Island deposit, the Lochalsh Zone, the Goudreau Zone, the North Shear Zone, and the Centre Zone. The Kallio resource estimate is current for all of the Island Gold project, with the exception of the Island deposit. Kallio classified all of the resources as inferred. In late 2002, amec used the Kallio estimate to carry out a preliminary assessment. The Kallio estimate and amec preliminary assessment are filed on SEDAR as NI 43-101 technical reports.

3.3.5 Geology and mineralization

The Goudreau iron range, a pyrite-rich iron formation, occurs between the Wawa and Catfish assemblages (sage and heather, 1991). A 30 km long and 4.5 km wide northeasterly trending, structurally deformed zone, called the Goudreau lake deformation Zone (gldz), occurs between the two assemblages, in the project area. East-northeast striking, steeply dipping, sub-parallel zones of gold mineralization are present within the quartz-sericite-pyrite-carbonate alteration of the gldz. North trending diabase dikes crosscut all stratigraphy. The gldz hosts the Island deposit, Lochalsh, Goudreau, North Shear, and Shore Zones in the project area. Past producing mines associated with the gldz are the Magino Mine to the southwest, the Edwards Mine to the northeast, and the Cline Mine to the northeast. In the project area, the gldz has two main strands separated by about 150 m of country rock. The northern gldz strand contains the magino felsite within the Webb Lake stock.

It hosts the magino mine and North Shear Zones and is likely the controlling structure influencing the Shore and Goudreau Zones, which flank the southern contact. The southern gldz strand hosts the Island deposit, Lochalsh, and Goudreau Zones. It comprises intermediate to felsic tuffs and agglomerates, overlain by up to 30 m of glacial overburden under the waters of Goudreau lake. A continuous 900 m long mineralized structure marked by alteration and gold values of one gram per tonne or more is indicated in the drill core from the Lochalsh Zone to the Island deposit. Within this broad mineralized structure, lenses of higher grade mineralization are present. These include several lenses at the Island deposit, the Lochalsh Zone, and the area between them. The lenses are generally narrow, with short strike lengths and variable plunges. Regional mapping supported by detailed core logging observations has outlined iron formation marker beds and correlative lithologies that appear to be a conformable monoclinal volcano-stratigraphic sequence, facing and younging to the north in the project area. At the Island deposit, two gold-bearing alteration envelopes are stratabound between a phyric flow sequence and a distinct magnetic chloritic mafic flow sequence dipping steeply to the south. Underlying the phyric flows, which are relatively unaltered and only weakly strained, is the Zone E alteration envelope ranging in thickness from six to eight meters. The upper contact of the Zone E envelope (Zone E1) is usually sharply bounded, characterized by pervasive silicification and albitization and quartz-carbonate-tourmaline veining destroying the primary rock fabric. The lower contact of the Zone E envelope (Zone E) shows enrichment in gold tenure compared with the c/d envelope where gold values are more consistent at the upper contact of the envelope where opalescent grey-white quartz veins are commonly observed. The c/d alteration envelope is similar in character to the Zone E envelope with moderate to strong strain deformation defining the north contact (stratigraphic hangingwall-Zone D) and the south contact (stratigraphic footwall-Zone c). The entire assemblage of felsic tuffs can be altered. The felsic tuffs represent approximately 40 m to 60 m of stratigraphy between the mafic flow sequence to the south and the phyric flow sequence to the north. The alteration envelope varies in thickness from four to eight meters and can expand in flexural hinges along strike and in vertical section. Discrete alteration zones are characterized by a progressive change from moderately sericitized, carbonatized, pyritized host lithotypes to pervasive silicification and pyritization of host lithotypes with the primary fabric unrecognizable. Pyrite content can range from 5% to 10% where ribbon-banded fabric containing fine grained and coarse grained cubes or aggregates are observed. Strong strain deformation in the c/d envelope develops s-type shear fabrics, crenulated and boudinage structures of quartz veins that can be locally brecciated. Intense deformation is also observed with the development of mylonitic and ribbon-banded fabrics (millimeters to 10 cm widths) in the c\d and e alteration envelopes. Five zones, named from south to north, c, d, d1, e, and e1, were used to estimate the Island deposit mineral resource. In addition to the five zones, a number of subzones have been identified.

3.3.6 Metallurgy

Metallurgical testing of material from the Island deposit was carried out by Lakefield research in June 1988. The test was carried out on three composite samples that represented low, medium, and high grade mineralization. The low, medium and high grade composites weighed 13.6 kg, 17.6 kg, and 14.6 kg, respectively, and averaged 3.56 g/t Au, 7.59 g/t Au, and 15.38 g/t Au, respectively (yule, 1988). Lakefield's metallics assay results for the three composites were 2.75 g/t Au, 6.83 g/t Au and 12.3 g/t Au and indicated that very little coarse gold was present. The preliminary work index estimated by Lakefield for the three composites was 7.0 to 8.0. For cyanidation tests, duplicate 500 g portions were ground to 71% to 77% minus 200 mesh. Gold dissolution occurred quickly, to a level of 85% for each composite, within the first 24 hours. Extractions exceeded 90% and were typically over 94% after 48 hours (Lakefield, 1988).

A bulk sample, weighing 4,167 tonnes was extracted from the underground workings at the Island deposit and it was processed at the Kremzar Mill in three batches between September 24 and October 1, 1990. The high grade was processed during the mid part of the test and low grade at the beginning and end. Reports indicate the plant work indexes were estimated as 8.2 kwh/t, which was 20% lower than for Kremzar mineralization, and the gold recovery was approximately 94%.

3.3.7 Mineral resources

Resource estimate methodology

Gemcom Resource Evaluation Edition Version GEMS 5.4 was used to construct five longitudinal sections looking grid north. The composite control intervals were desurveyed and the average cut gold grades were projected on to the longitudinal sections based on mid-point interval locations. RPA used cut gold contours and 20 m radius polygons as a visual guide to draw resource lens outlines for each zone around intersections averaging greater than approximately 6 g/t Au.

Some lower grade intersections were included to preserve zone continuity. Extrapolation distances varied depending on the gold grades and gold grade contours, based on the assumption that higher gold values are generally associated with stronger structures that have longer ranges of continuity. The 20 m radius polygons were used to help maintain approximately a 20 m extrapolation distance in open areas for lenses classified as Indicated. The extrapolation distance used to outline the Inferred lenses was approximately 20 m to 30 m with some exceptions. The resource outlines for each zone are shown in Table 3.2.6 i). RPA constructed a polygonal workspace and used it to assign areas of influence to all of the lens intersections. The average grade for each lens was estimated by weighting intersection grades by areas and horizontal thicknesses. The average horizontal thickness for each lens was estimated by weighting the intersection horizontal thicknesses by areas. The volume for each lens was estimated by summing the product of horizontal thicknesses and areas. Tonnage was estimated by multiplying lens volumes by the 2.90 t/m3 tonnage factor. Gemcom calculated horizontal thickness values for each composite control interval based on a constant strike azimuth of 270° and variable dips ranging from -75°S to -80°N in five degree increments based on visual dip estimates.

Mineral resource classification

The definitions for resource categories used in this report are consistent with those defined in "CIM Standards on Mineral Resources and Reserves - Definitions and Guidelines", the report of the CIM Standing Committee on Reserve Definitions dated October, 2000. RPA found that there is not sufficient data to generate meaningful variograms. The C Zone cut Au composite control values suggest that the "along strike" (grid 270°/-0°) range of continuity is approximately 10 m to 15 m. This is based mostly on the closer spaced drilling data available from the 125 and 140 levels. Most of the lenses appear to have moderate to steep rakes suggesting that ranges of continuity in the plunge directions of individual lenses could be two to three times the range observed along strike. RPA developed classification criteria based on geological and gold grade continuity and practice at other narrow vein gold deposits. RPA classified areas supported by drill holes that are spaced at approximately 20 m to 30 m apart as Indicated and areas with wider spaced drilling, generally 30 m to 50 m apart, as Inferred. Generally, resource lenses must be supported by at least two drill holes, however, RPA made a few exceptions for some Inferred lenses that are based on single drill holes in areas where the drilling was too wide spaced to include the intervening material but where RPA was confident with the overall zone correlation The area with underground development could be classified as Measured, however in RPA's opinion, this area is too small overall to warrant classification as Measured.

The geological interpretation for the Island deposit was completed by RPA with assistance from RPA personnel. The drill hole intervals corresponding to the main c/d and e/e1 alteration envelopes were entered into Gemcom for 150 drill holes and preliminary 3-d wire frame models were built for the c/d and e/e1 alteration envelopes. Most of the alteration intervals selected are related to strong to intense alteration, however, some intervals of moderate alteration were included locally to preserve continuity. Intervals of alteration related to other potential sub-zones were also entered for some drill holes, however, more correlation work and drilling information is needed before these sub-zones can be incorporated into the resource estimate. The c/d and e/e1 alteration envelopes were a key control to interpreting the location of the c, d, e, and e1 Zones an approximate 4 g/t Au cut-off grade in conjunction with a 1.0 m minimum horizontal thickness was used to define composite control intervals. Some minor exceptions were made to preserve zone continuity. Zone identifiers were assigned to the composite control intervals. RPA used the composite control intervals and zone identifiers to construct preliminary 3-d wire frame models for each mineralized zone. RPA's preliminary alteration and mineralization wire frames were used to confirm that the geological interpretation is reasonable on the level plans.

The composite control table has 799 mineralized intersections, including 670 that have zone codes related to the c, d, d1, e, and e1 Zones and 129 that are related to smaller hanging wall and footwall satellite sub-zones. These sub-zones are harder to correlate and do not represent significant tonnages. Consequently, RPA has excluded them from the resource estimate, even though, some may warrant inclusion in the future as more information becomes available.

The 670 drill hole intersections used to correlate the c, d, d1, e, and e1 Zones contain 1,935 assays and include 265 drill hole intersections, containing 913 assays, that were used to define resource outlines on longitudinal sections for each zone. Approximately a 6.0 g/t Au cut-off grade was used to define resource outlines on the longitudinal sections.

At the 6.0 g/t Au cut-off grade, RPA estimates that the indicated mineral resources of the Island deposit total 273,000 tonnes at an average grade of 12.3 g/t Au and contain 108,000 ounces of gold, cutting all high assays to 75 g/t Au. RPA estimates that the inferred mineral resources total 275,000 tonnes at an average cut grade of 13.1 g/t Au and contain 116,000 ounces of gold.

Following the completion of an additional drilling program in the Fall of 2004, consisting of 3,640 m of drilling, an updated resource calculation was completed. As of December 31, 2004, indicated resources were estimated a 273,000 tonnes with an average grade of 12.3 g/t Au, or 108,000 ounces and inferred resources were 332,000 tonnes with an average grade of 12.9 g/t Au, or 138,000 ounces.

Interpretation and conclusions

Two laterally extensive gold bearing alteration envelopes are stratabound between a phyric flow assemblage and a distinct magnetic chloritic mafic flow sequence dipping steeply to the south. The geological correlation of these alteration envelopes employing accurate alteration and strain deformation descriptors demonstrates excellent continuity. The resource estimation model used 539 drill hole intervals to correlate these alteration trends the overall gold grade continuity is considered to be good for the main zones. Some 670 composite intervals based on the current database and visual observations of core and underground exposure support the correlation of the main zones. Economic mineralization generally occurs as lenses within the main alteration envelopes and the higher gold grades are generally associated with intervals that are intensely altered and highly strained. There is good potential to increase the Island deposit mineral resource and to convert inferred mineral resources to indicated. In RPA's opinion, the Island Gold project has good exploration potential and warrants further work.

3.3.8 Exploration potential

Island deposit

The Island Deposit is open at depth and along strike in some areas. There is good potential to increase the Island Deposit Mineral Resource and to convert Inferred Mineral Resources to Indicated. In RPA's opinion, the Island Deposit has good exploration potential and warrants further work.

Lochalsh Zone

Based on a preliminary review of the Lochalsh drilling results, generally on 50 m spaced sections, the Lochalsh Zone has good exploration potential and warrants further work. This work should include geological interpretation and correlation work based on the current understanding of the Island Deposit and more diamond drilling. A minimum of 400 m of drifting would be required to advance the Lochalsh Ramp underground openings westward to reach the middle of the Lochalsh Zone at approximately section 14,400E. This may be a cost effective method for exploring the Lochalsh Zone by drilling to the south and the Shore and North Shear Zones by drilling to the north. A surface drilling program may also be needed to test areas that cannot be target from underground, particularly further to the west.

Goudreau Zone

Based on a preliminary review of the Goudreau drilling results, generally on 50 m spaced sections, the Goudreau Zone has good exploration potential and warrants further work. This work should include geological interpretation and correlation work based on the current understanding of the Island Deposit and more diamond drilling. A surface drilling program is warranted on the relatively unexplored region from section 15,450E to 15,800E. The drilling layout should target the Shore Zone near the south contact of the Webb Lake granodiorite sill as well as Zone E at the basal contact of the phyric flow sequence. In the event that this drilling discovers extensions to these zones, then an underground program should be considered. A minimum of 600 m of drifting is required to extend the 125 level drill drift eastward to reach section 15,800E. A geological interpretation of previous drilling supported by additional surface drilling should determine if the northward displacement of the Goudreau Zone is fault or facies controlled.

Additional surface exploration targets

Based on the current interpretation, there are three volcano-stratigraphic settings in the Project area that are less explored and considered to be highly prospective. Folding and shearing deformation events are expected to result in high strain zones at these contacts, where competency contrast of lithotypes is extreme.

1. Island Deposit Stratigraphic Footwall: mafic flows intercalated with interflow sulphide iron formations, synvolcanic feeder dikes and pipes, at the mafic flow/felsic tuff transition.

2. Island Deposit Stratigraphic Hangingwall: basal contact of phyric flow sequence underlying the Webb Lake sill.

3. Island Deposit Stratigraphic Hangingwall: upper and lower contact of Webb Lake Sill near caldera collapse boundary faults where block and ash flows are deposited. A number of additional surface exploration targets have been identified at the Island Gold Project and more compilation work needs to be carried out.

3.3.9 Plan work for 2005

During 2005, Richmont Mines plans to invest $8 million in exploration in order to complete 14,000 meters of drilling and 2,400 meters of underground development, which will consist of extending the ramp vertically by approximately 150 m, starting a drift in the Lochalsh Zone and finishing work to fix the ventilation system which will be an emergency exit.

3.4 Table of reserves and resources

		December 31, 2004			December 31, 2003
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Beaufor Mine
Proven reserves[1]	165,000	6.98	37,000	223,000	7.38	53,000
Probable reserves[1]	500,000	8.66	139,000	700,000	7.96	179,000
Measured resources	54,000	6.27	10,900	56,000	5.53	10,000
Indicated resources	774,000	6.53	162,500	711,000	6.84	156,500
Inferred resources	55,000	9.41	16,700	-	-	-

Hammerdown Mine
Proven reserves	-	-	-	13,600	12.69	5,550
Probable reserves	-	-	-	27,400	12.69	11,200
Indicated resources	-	-	-	30,700	14.73	14,550

GOLD PROJECTS
East Amphi
Measured resources	317,000	6.04	61,500	453,000	4.71	68,600[2]
Indicated resources	610,000	6.06	118,900	1,221,000	4.65	182,600[2]
Inferred resources	943,000	5.72	173,500	-	-	-

Island Gold[3]
Indicated resources	150,000	12.30	59,400	-	-	-
Inferred resources	183,000	12.90	75,900	-	-	-

Francoeur
Indicated resources	885,000	7.90	227,500	885,000	7.90	227,500

Valentine[4]
Inferred resources	920,000	8.51	251,600	-	-	-

Wasamac
Inferred resources	1,280,000	6.92	285,200	907,000	7.20	210,000

TOTAL GOLD
Proven and
probable reserves	665,000	8.24	176,000	964,000	8.03	248,750
Measured and
indicated resources	2,790,000	7.11	640,700	3,356,700	6.09	659,750
Inferred resources	3,381,000	7.40	802,900	907,000	7.20	210,000
1 In 2004, based on a gold price of US$400 and an exchange rate of 1.31; for 2003, US$380 and an exchange rate of 1.31
[2] Resources established by SNC-LAVALIN in 2002
[3] Richmont Mines' equity interest - Option to acquire 55%
[4] Richmont Mines' equity interest - Option to acquire 70%

National Instrument 43-101

The Company's main properties mineral reserves and resources calculation were established by «qualified persons» designated by National Instrument 43-101 and their names are in the table below.

Property	Qualified Persons	Titles
Beaufor Mine	Donald Trudel, P.Geo.	Chief geologist
Projects
East Amphi	Christian Bézy, Geo	Senior geologist
Island Gold	Roscoe Postle Associates Inc.	Independant Consultant
Francoeur	Jules Riopel, M.Sc., P.Geo.	Principal geologist - Exploration
Valentine Lake	Larry Pilgrim, P.Geo.	Senior geologist
Wasamac	Jules Riopel, M.Sc., P.Geo.	Principal geologist - Exploration
	Mathieu Guay, Geo	Project geologist

4. Other Aspects of the Business

4.1 Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation's central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2000	280	1.49	416
2001	271	1.55	420
2002	310	1.57	487
2003	363	1.40	509
2004	410	1.30	534

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines occasionally uses put and call options on gold, and forward sales contracts on gold and US dollar. All such hedging policies are previously approved by the Company's Board of Directors. Financial derivatives are used only in accordance with the Company's hedging policy, and not for speculative purposes.

Gold bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold under forward sales contracts or on the spot market to commercial bullion dealers.

As at December 31, 2004 and 2003, Richmont Mines had no gold hedging contracts.

4.2 Environment

The principal operations of Richmont Mines are the production of gold from mining development, extraction and processing of minerals and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations in respect of activities related to natural resources and the protection of the environment. The current legislation is a matter of public knowledge, and Richmont Mines cannot foresee any further legislation and amendments that may have a bearing on its operations.

Legislation in matters of environmental protection, to which the Canadian mining industry is subject, imposes, in particular, high standards for the reduction or elimination of the emission, deposit, issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in the emission, deposit, issuance or release of contaminants into the environment or may change the quality of the environment.

Quebec

Provincial legislation in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act (Quebec) ensures the rehabilitation and restoration of lands affected by mining activities. Thus, a person who carries out certain mining work, who operates a mill in respect of certain mineral substances or who carries out certain mining operations in respect of tailings must obtain the approval of the Minister of Natural Resources, Wildlife and Parks (Quebec) (the "MNRWP") for any plan for the rehabilitation and restoration of land affected by its operations; such person must comply with the plan and provide a financial guarantee to that effect. Where a person commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. The MNRWP may require or impose additional conditions or obligations before giving its approval to the rehabilitation and restoration plan. Such plan, once approved, must be resubmitted every five years for approval by the MNRWP. The Ministry may review the financial guarantee at any time if it is of the opinion that the guarantee is insufficient and may require additional guarantees. Such amendments also provide that the Minister may enjoin a person who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the person does not comply with any of the aforementioned amendments and regulations, the MNRWP may have the rehabilitation and restoration work executed by a third party at the cost of such person. Richmont Mines does not foresee any difficulty in meeting the requirements under the Mining Act. (Quebec)

Richmont Mines holds certificates of authorization issued by the Minister of the Environment (Quebec) (the "MENV") with respect to its mining operations at the Francoeur Mine, at the Beaufor Mine and of its subsidiary, Camflo Mill Inc. The Company also benefits from acquired rights with respect to the construction of its mill prior to the coming into force of the Environment Quality Act (Quebec). The restoration plan was submitted to the MNRWP and to the MENV on October, 19, 2004. Comments are expected shortly.

Newfoundland

Tailings disposal and waste-water control are the key environmental issues for the Nugget Pond and Hammerdown projects. The approximately 500,000 tons of tailings solids produced during the active life of the Nugget Pond Mine and the 300,000 tonnes from the Hammerdown Mine were subjected to the INCO S02-air destruction process for cyanide destruction prior to being released to the tailings pond. Since these submerged tailings occupy only 20% of the pond volume, plenty of space remains for the Hammerdown tailings.

The intention of the environmental program is to return the sites and the watershed to their pre-development state. Reclamation activities should restore the sites' natural capabilities.

Failure to comply with the legislation mentioned above may result in the issuance of an order for the interruption or decrease of operations or even the installation of additional equipment. Richmont Mines may be required to indemnify those who suffer loss or damages due to its mining operations and may be subject to a penalty if it is convicted under the provisions of this legislation.

As planned, the Company closed the mine in May 2004 and subsequently ensured that the site rehabilitation work was carried out in compliance with the standards established by the province of Newfoundland and Labrador.

In 2004, Richmont Mines guaranteed the restoration of its mining sites through letters of credit, in the amount of $1,478,190, whereas last year it resorted to certificates of deposit.

4.3 Employees

Richmont Mines offers its employees competitive compensation including attractive benefits and a Stock Option Purchase Plan for management. As at December 31, 2004, Richmont Mines employed a total of 180 workers compared with 232 a year earlier.

During the year 2003, the hourly employees of the Camflo Mill unionized. The negotiations were conducted without any negative impact on the operations and in May 2004, the parties concluded a first bargaining agreement for a three-year period ending December 31, 2006. Richmont Mines' Management is currently negotiating a bargaining agreement for the East Amphi Property. The employees of the Beaufor Mine and Hammerdown mines are not unionized and labour relations are satisfactory.

IV. CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information has been derived from the consolidated financial statements included in the annual report of Richmont Mines for the year ended December 31, 2004, and should be read in conjunction with these statements and the accompanying notes.

1. For the Last Three Fiscal Years

	Years ended December 31
	(thousands of Canadian dollars
	except per share data)

	2004	2003	2002

Total revenues	39,641	50,309	51,776
Net earnings	732	5,035	7,073

Net earnings per share
Basic	0.05	0.32	0.46
Diluted	0.04	0.31	0.45

Total assets	56,194	53,495	46,039

Long-term debt	-	-	-

Working capital	25,925	31,184	29,756

Shareholders' equity

Total	45,412	43,608	37,149

Per share	2.82	2.74	2.42

2. For the Last Eight Quarters

	(thousands of Canadian dollars
	except per share data)
	2004

	1st	2nd	3rd	4th

Total revenues	6,882	13,469	10,131	9,159

Net earnings	(1,122)	1,152	742	(40)

Net earnings per share
Basic	(0.07)	0.07	0.05	-
Diluted	(0.07)	0.07	0.05	-

	(thousands of Canadian dollars
	except per share data)
	2003

	1st	2nd	3rd	4th

Total revenues	9,697	15,138	11,903	13,571

Net earnings (loss)	200	1,315	987	2,533

Net earnings (loss) per share
Basic	0.01	0.09	0.06	0.16
Diluted	0.01	0.09	0.06	0.15

3. Dividend Policy

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors will declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

V. CAPITAL STRUCTURE

Richmont Mines' capital stock is composed of unlimited number of common shares, no par value.

Common Shares
	2004	2003	2002

Weighted average outstanding	16,126,784	15,926,191	15,339,497
Outstanding	16,169,653	16,073,653	15,747,300
Diluted	18,112,153	17,919,153	17,831,200
Closing price as of December 31	$5.50	$6.20	$5.84

The holders of the common shares are entitled to one vote per share at all meetings of shareholders of the Company and are entitled to dividends, if and when declared by the directors of the Company, and to the distributions of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Redemption of shares

The Company put in place a normal course issuer bid to purchase outstanding shares which bid expires on July 8, 2005.

Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees.

Information on the Share Option Plan as at December 31, 2004

	Number of securities to	Weighted-average	Number of securities
	be issued upon exercise	exercise price of	remaining available for
	of outstanding options	outstanding options	future issuance under the
plan (excluding securities
reflected in column (a))
Plan Category	(a)	(b)	(c)

Share Option Plan	1,842,500	$4.29	1,137,500

Shareholder Rights Plan

The Company implemented a shareholder rights plan (the "Rights Plan") on April 9, 2002 (the "Effective Date").

If the shareholders agree to renew the Rights Plan at their meeting on May 12, 2005, it will remain in effect subject to being reconfirmed at every third annual meeting of shareholders. If the Rights Plan is not reconfirmed it will terminate. Even if reconfirmed by the shareholders, the Rights Plan will expire ten years after the Effective Date.

The following is a summary of the principal terms of the Company's Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan, itself, a copy of which is available from the Company as set out at the end of this document.

The primary objective of the Rights Plan is to provide the Board of Directors of the Company sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the Company and to provide every shareholder an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors.

On the Effective Date, one Right was issued and attached to each common share of the Company then outstanding, and one Right has and will be issued and attached to each common share of the Company subsequently issued.

The Rights will separate from the common shares and will be exercisable 10 trading days (the "Separation Time") after a person has acquired, or commenced a takeover bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% of the common shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person) will permit the purchase by holders of Rights, other than an Acquiring Person, of common shares at a 50% discount to their market price.

The requirements for a Permitted Bid include the following:

  the takeover bid must be made by way of a takeover bid circular;

  the takeover bid must be made to all shareholders of the Company;

  the takeover bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares of the Company held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the takeover bid and not withdrawn; and

  if more than 50% of the common shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of common shares for not less than 10 business days from the date of such public announcement.

VI. MARKET FOR STOCK TRADING

The Company common shares are listed on the Toronto Stock Exchange and to the American Stock Exchange under the ticker "RIC".

Toronto Stock Exchange (TSX) (CAN$)
2004	Share volume (thousand)	High	Low	Close
January	258,805	6.90	5.90	6.15
February	927,500	6.33	5.54	5.96
March	1,079,900	6.25	5.60	6.20
April	256,600	6.30	4.26	4.72
May	195,200	5.46	4.52	4.55
June	122,900	5.06	4.30	4.39
July	147,000	4.74	4.00	4.40
August	127,800	4.95	4.20	4.75
September	234,200	5.05	4.35	5.05
October	210,900	5.60	4.85	4.90
November	174,400	5.60	4.60	5.41
December	168,400	5.51	4.80	5.50
Annual summary	3,903,605	6.90	4.00	5.50

American Stock Exchange (AMEX) (US$)
2004	Share volume (thousand)	High	Low	Close
January	723,700	5.39	4.49	4.58
February	441,400	4.94	4.12	4.33
March	608,200	4.78	4.14	4.73
April	697,400	4.81	3.28	3.56
May	571,900	4.00	3.30	3.39
June	507,600	3.45	3.15	3.26
July	288,200	3.60	3.00	3.37
August	333,000	3.80	3.15	3.66
September	240,600	4.05	3.37	3.98
October	285,700	4.50	3.92	4.00
November	257,000	4.76	3.85	4.61
December	307,300	4.72	3.90	4.58
Annual summary	5,262,000	5.39	3.00	4.58

VII. DIRECTORS AND OFFICERS

Names, municipalities of residence, offices and principal occupations of the directors and senior executives of the Company are as follows:

Name and				Number of shares
Municipality of	Office held with		Director or	owned on March
Residence	the Company	Principal Occupation	Officer since	21, 2004

Jean-Guy Rivard(3)	Chairman of the	Chairman of the Board	Feb. 25, 1981	1,050,000
Rouyn-Noranda (QC)	Board and Director	of Richmont Mines
Canada

Louis Dionne, Eng.	President, Chief	President of Richmont	Dec. 2, 2002	-
Oakville (ON)	Executive Officer	Mines
Canada	and Director

Denis Arcand(2)	Director	President of 149220	Sept. 28, 1995	16,348
Brossard (QC)		Canada Inc. (a
Canada		financial holding and
consulting company)

Gilles Loiselle, CP(2) (3)	Director	Advisor to the	July 8, 1996	-
Montreal (QC)		Chairman of the
Canada		Executive Committee,
Power Corporation of
Canada (holding and
management
company)

Réjean Houle(2) (3)	Director	Ambassador,	Jan. 27, 1989	37,000
Montreal (QC)		Canadien Hockey
Canada		Club Inc.

Martin Rivard	Executive	Executive Vice	Nov. 14. 2000	3,000
Rouyn-Noranda (QC)	Vice Président	President of Richmont
Canada		Mines

Jean-Yves Laliberté, CA	Vice President,	Vice President,	Sept. 5, 1989	1,000
Rouyn-Noranda (QC)	Finance	Finance of Richmont
Canada		Mines

Campbell Stuart	Secretary	Partner, Colby, Monet,	July 23, 2002	-
Montreal (QC)		Demers, Delage &
Canada		Crevier, law firm

(1) As the Company has no personal knowledge of the number of shares controlled by the above-mentioned nominees, the information was provided by each of them. (2) Member of the Audit Committee (3) Member of the Compensation Committee

The Company does not have any other committee other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Mr. Louis Dionne, who was, prior to December 2002, First Vice President of Underground Operations of Barrick Gold Corporation.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The directors and officers mentioned above owns a total of 1,107,348 voting shares, which represents less than 6.86% of all the shares issued and outstanding of Richmont Mines Inc. Furthermore, the directors and officers own 1,000 voting shares of Louvem Mines Inc., which represents less than 0.01% of the shares issued and outstanding.

VIII. LEGAL PROCEEDINGS

The Company does not face any legal proceedings.

IX. REGISTRAR AND TRANSFERT AGENT

The registrar and transfert agent for the common shares of the Company is Computershare Trust Company of Canada Inc., 1500, University Street, Suite 700, Montreal, Quebec H3A 3S8.

X. MAJOR CONTRACTS

In the course of the year 2002, Richmont Mines had not completed any significant acquisition or disposition.

In the course of the year 2003, Richmont Mines made following acquisitions that details of agreements are to the section II, point 2 "Three Years History".

- East Amphi, agreement between Richmont Mines and McWatters Mines;

- Island Gold, agreement between Richmont Mines and Patricia Mining Corp.

In the course of the year 2004, Richmont Mines had not completed anay significant acquisition or disposition.

XI. ADDITIONAL INFORMATION

In connection with the filing of the Annual Information Form ("AIF") dated May 18, 2004, Richmont Mines hereby undertakes to provide to any person or company, upon request to the Secretary of Richmont Mines:

a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus;

i) one copy of the AIF of the Company, together with one copy of any document, or the relevant pages of any document, incorporated by reference in the AIF;

ii) one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

b) at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

c) Additional financial information is given in the Company's Annual Report, and more specifically in the consolidated financial statements and the management discussion and analysis for the years ended December 31, 2004, 2003 and 2002 presented in the Company's Annual Report (the "Annual Report").

Other information, including information on directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, the shareholders' rights plan and the interests of insiders in material transactions, where applicable, is set forth in the information circular of the Company prepared in connection with its most recent annual meeting of shareholders that involved the election of directors (the "Circular"). The Circular, the Annual Report and the 43-101 reports, are available to the public as provided for by Section 87 of the Securities Act (Quebec).

The Company regulary disclose additional information through news release and quarterly reports on SEDAR Web site (www.sedar.com) and through Richmont Mines's Web Site (www.richmont-mines.com).

Annual Certificates

I, Jean-Yves Laliberté, Vice President, Finance and Chief of Finance of Richmont Mines Inc., certify that:

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Richmont Mines Inc., (the issuer) for the annual period ending December 31, 2004;

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with the respect to the period covered by the annual filings;

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the annual filings.

Date: March 31, 2005

Jean-Yves Laliberté (signed)
Jean-Yves Laliberté, CA
Vice President, Finance and Chief of Finance

Annual Certificates

I, Louis Dionne, President and Chief Executive Officer of Richmont Mines Inc., certify that:

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Richmont Mines Inc., (the issuer) for the annual period ending December 31, 2004;

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with the respect to the period covered by the annual filings;

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the annual filings.

Date: March 31, 2005

Louis Dionne (signed)
Louis Dionne
President and Chief Executive Officer